SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 10549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
           Information to be Included in Statements Filed Pursuant to
            Rule 13d-1(b), (c), and (d) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)


                               (Amendment No. 2)1



                            Macatawa Bank Corporation
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   554225 10 2
                                 (CUSIP Number)



     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continues on the following pages)

CUSIP NO. 554225 10 2                    13G                 Page 2 of 4 Pages
--------------------------------------------------------------------------------

1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
     Benj. A. Smith & Associates, LTD
     d/b/a Smith & Associates Investment Management Services     EIN #38-3047879

2    Check the Appropriate Box if a Member of a Group              (a)  [ ]
     (See Instructions)                                            (b)  [ ]


3    SEC Use Only


4    Citizenship or Place of Organization

     Corporation organized under the laws of the State of Michigan


        Number of         5    Sole Voting Power
                                                      1,082,454 shares
         Shares           6    Shared Voting Power
                                                          4,250 shares
      Beneficially        7    Sole Dispositive Power
                                                      1,082,454 shares
        Owned by          8    Shared Dispositive Power
                                                          4,250 shares
     Each Reporting

       Person With




9    Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,086,704 shares
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


11   Percent of Class Represented by Amount in Row (9)

     30.28% (based on 3,588,565 outstanding shares of Macatawa Bank Corporation)
12   Type of Reporting Person (See Instructions)

                     IA

CUSIP NO. 554225 10 2                   13G                    Page 3 of 4 Pages
--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  Macatawa Bank Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  51 E. Main Street
                  Zeeland, MI 49464

Item 2(a)         Name of Person Filing:

                  Benj. A. Smith & Associates, LTD
                  d/b/a Smith & Associates Investment Management Services

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  106 E. Eighth Street
                  Holland, MI 49423

Item 2(c)         Citizenship:

                  Corporation organized under the laws of the State of Michigan

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value

Item 2(e)         CUSIP Number:

                  554225 10 2

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:

         (a)      [ ]   Broker or Dealer registered under Section 15 of the Act;

         (b)      [ ]   Bank as defined in Section 3(a)(6) of the Act;

         (c)      [ ]   Insurance company as defined in Section 3(a)(19) of the
                        Act;

         (d)      [ ]   Investment company registered under Section 8 of the
                        Investment Company Act;

         (e)      [X]   An investment advisor registered in accordance with
                        Rule 13d-1(b)(1)(ii)(E);

         (f)      [ ]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

         (g)      [ ]   A parent holding company or control person, in
                        accordance with Rule 13d-1(b)(ii)(G);

         (h)      [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

         (i)      [ ]   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ]   A savings association  as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

   If this statement is filed pursuant to Rule 13d-1(c), check this box ______

CUSIP NO. 896926 10 2                 13G                      Page 4 of 4 Pages
--------------------------------------------------------------------------------


Item 4   Ownership:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:         1,082,454

    (b)  Percent of Class:                  30.28%

    (c)  Number of shares as to which such person has:

         (i)    Sole power to vote or to direct the vote:   1,082,454
         (ii)   Shared power to vote or to direct the vote:   4,250
         (iii)  Sole power to dispose or to direct the disposition of: 1,082,454
         (iv)   Shared power to dispose or to direct the disposition of: 4,250

Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 10, 2000
                                                          (Date)

                                               BENJ. A. SMITH & ASSOCIATES, LTD



                                               By:  /s/ Benj. A. Smith, III
                                                    Benj. A. Smith, III
                                                    Chief Executive Officer


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